

December 23, 2014

Via E-mail
Kristian B. Kos
Chief Executive Officer
New Source Energy Partners L.P
914 North Broadway, Suite 230
Oklahoma City, Oklahoma 73102

> **Re: New Source Energy Partners L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 4, 2014**
> **File No. 001-35809**

Dear Mr. Kos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note. 2. Acquisitions, page 102

1. We note that you recognized a gain in accounting for the oilfield services business acquired from MCE, LLC in November 2013 as you accounted for this transaction as a business combination achieved in stages. Please explain your basis for treating the portion of the acquired business purchased from your chief executive officer as a transaction between entities under common control. Refer to FASB ASC 805-50.

2.   In connection with the preceding comment, we note that common units issued to employees of MCE, LLC under your long-term incentive plan were treated as part of the consideration transferred. Please tell us whether these common units represent compensation for future services and, if so, how you considered the guidance per FASB ASC 805-10-25-21.

3.   We note that your Form 10-K is incorporated by reference into your registration statements on Form S-3 and Form S-8. We also note your disclosures stating that you used third-party valuation specialists to assist in determining the fair value of the total consideration issued and the fair value of assets acquired and liabilities assumed in connection with business acquisitions. Please tell us how you considered providing valuation reports and consents from third party valuation experts. Alternatively, please remove all references to the use of third party valuation experts. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Unaudited Supplementary Information, page 125

4.   Please revise to provide results of operations disclosure for your oil and gas producing activities pursuant to FASB ASC 932-235-50-21 through 50-28 or tell us why this disclosure is not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director